Exhibit 99.1

Condensed Consolidated Interim Financial Statements

June 30, 2019

(Unaudited)

 TASEKO MINES LIMITED

 Condensed Consolidated Statements of Comprehensive Loss

 (Cdn$ in thousands, except share and per share amounts)

 (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2019	2018	2019	2018

Revenues	4	86,521	94,273	156,795	158,452
Cost of sales
Production costs	5	(67,875)	(58,006)	(122,420)	(108,641)
Depletion and amortization	5	(30,138)	(17,955)	(50,322)	(32,735)
Earnings (loss) from mining operations		(11,492)	18,312	(15,947)	17,076

General and administrative		(3,500)	(2,751)	(7,973)	(7,502)
Share-based compensation recovery (expense)		(399)	(200)	(2,113)	795
Exploration and evaluation		(566)	(690)	(1,035)	(1,535)
Loss on derivatives	6	(8)	(6)	(851)	(149)
Other income		343	328	908	659
Income (loss) before financing costs and income taxes		(15,622)	14,993	(27,011)	9,344

Finance expenses	7	(10,048)	(9,733)	(19,790)	(19,044)
Finance income		299	321	607	644
Foreign exchange gain (loss)		6,234	(7,670)	12,310	(15,592)
Loss before income taxes		(19,137)	(2,089)	(33,884)	(24,648)

Income tax (expense) recovery	8	8,125	(2,582)	14,941	1,496
Net loss		(11,012)	(4,671)	(18,943)	(23,152)

Other comprehensive income (loss):
Unrealized gain (loss) on financial assets		214	(703)	1,328	(1,405)
Foreign currency translation reserve		(3,582)	3,082	(7,049)	6,517
Total other comprehensive income (loss)		(3,368)	2,379	(5,721)	5,112

Total comprehensive loss		(14,380)	(2,292)	(24,664)	(18,040)

Loss per share
Basic		(0.04)	(0.02)	(0.08)	(0.10)
Diluted		(0.04)	(0.02)	(0.08)	(0.10)

Weighted average shares outstanding (thousands)
Basic		246,094	227,585	241,596	227,333
Diluted		246,094	227,585	241,596	227,333

 The accompanying notes are an integral part of these consolidated interim financial statements.

 TASEKO MINES LIMITED

 Condensed Consolidated Statements of Cash Flows

 (Cdn$ in thousands)

 (Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Operating activities
Net loss for the period		(11,012)	(4,671)	(18,943)	(23,152)
Adjustments for:
Depletion and amortization		30,138	17,955	50,322	32,735
Income tax (recovery) expense	8	(8,125)	2,582	(14,941)	(1,496)
Share-based compensation expense (recovery)	15c	444	231	2,231	(608)
Loss on derivatives	6	8	6	851	149
Finance expenses, net		9,749	9,412	19,183	18,400
Unrealized foreign exchange (gain) loss		(6,258)	7,729	(12,947)	16,061
Amortization of deferred revenue	14	(976)	(1,024)	(1,953)	(1,872)
Deferred electricity repayments		-	(1,013)	-	(4,841)
Other operating activities		121	-	(256)	-
Net change in non-cash working capital	17	(3,016)	(10,858)	(5,283)	(3,471)
Cash provided by operating activities		11,073	20,349	18,264	31,905

Investing activities
Purchase of property, plant and equipment		(7,093)	(23,230)	(20,471)	(47,907)
Purchase of copper put options	6	-	(1,063)	(851)	(1,063)
Proceeds from copper put options		-	-	241	-
Other investing activities		134	128	202	342
Cash used for investing activities		(6,959)	(24,165)	(20,879)	(48,628)

Financing activities
Interest paid		(15,138)	(14,548)	(15,519)	(14,942)
Proceeds from equipment financings	13c,d	26,036	8,943	26,036	8,943
Repayment of leases and equipment loans		(7,063)	(2,723)	(10,869)	(5,950)
Proceeds on exercise of options		90	142	176	272
Cash provided by (used for) financing activities		3,925	(8,186)	(176)	(11,677)
Effect of exchange rate changes on cash and equivalents		(618)	(548)	(924)	(149)
Increase (decrease) in cash and equivalents		7,421	(12,550)	(3,715)	(28,549)
Cash and equivalents, beginning of period		34,529	64,232	45,665	80,231
Cash and equivalents, end of period		41,950	51,682	41,950	51,682

Supplementary cash flow disclosures	17

 The accompanying notes are an integral part of these consolidated interim financial statements.

 TASEKO MINES LIMITED

 Condensed Consolidated Balance Sheets

 (Cdn$ in thousands)

 (Unaudited)

		June 30,	December 31,
	Note	2019	2018

ASSETS
Current assets
Cash and equivalents		41,950	45,665
Accounts receivable		5,599	14,735
Inventories	11	47,204	38,986
Other financial assets	9	781	3,581
Prepaids		2,349	1,464
		97,883	104,431

Property, plant and equipment	12	816,908	821,287
Other financial assets	9	42,458	41,380
Goodwill		5,396	5,625
		962,645	972,723

LIABILITIES
Current liabilities
Accounts payable and other liabilities		38,765	41,001
Current portion of long-term debt	13	13,953	9,856
Current portion of deferred revenue	14	3,959	3,907
Interest payable on senior secured notes		1,193	1,243
Current income tax payable		997	1,427
		58,867	57,434

Long-term debt	13	353,829	345,625
Provision for environmental rehabilitation (“PER”)		103,427	97,914
Deferred and other tax liabilities		68,498	83,793
Deferred revenue	14	39,439	39,367
Other financial liabilities		2,077	1,513
		626,137	625,646

EQUITY
Share capital		436,318	423,438
Contributed surplus		50,489	49,274
Accumulated other comprehensive income (“AOCI”)		8,343	14,064
Deficit		(158,642)	(139,699)
		336,508	347,077
		962,645	972,723

Commitments and contingencies	16

 The accompanying notes are an integral part of these consolidated interim financial statements.

 TASEKO MINES LIMITED

 Consolidated Statements of Changes in Equity

 (Cdn$ in thousands)

 (Unaudited)

	Share capital	Contributed surplus	AOCI	Deficit	Total

Balance at January 1, 2018	422,091	47,478	389	(102,878)	367,080
Adjustment on initial application of IFRS 15	-	-	-	(1,047)	(1,047)
Adjusted balance at January 1, 2018	422,091	47,478	389	(103,925)	366,033
Share-based compensation	-	1,846	-	-	1,846
Exercise of options and warrants	360	(88)	-	-	272
Settlement of performance share units	900	(900)	-	-	-
Total comprehensive income (loss) for the period	-	-	5,112	(23,152)	(18,040)
Balance at June 30, 2018	423,351	48,336	5,501	(127,077)	350,111

Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077

Fair value of shares issued for Yellowhead acquisition	12,629	-	-	-	12,629

Share-based compensation	-	1,667	-	-	1,667
Exercise of options	251	(75)	-	-	176
Settlement of performance share units	-	(377)	-	-	(377)
Total comprehensive loss for the period	-	-	(5,721)	(18,943)	(24,664)
Balance at June 30, 2019	436,318	50,489	8,343	(158,642)	336,508

 The accompanying notes are an integral part of these consolidated interim financial statements.

 TASEKO MINES LIMITED

 Notes to Condensed Consolidated Interim Financial Statements

 (Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2019 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture (“Gibraltar”), since its formation with Cariboo Copper Corporation (“Cariboo”) on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as disclosed in Note 3. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Audit Committee on August 6, 2019.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for the new significant estimates, assumptions and judgments related to lessee accounting under IFRS 16 Leases, described in Note 3.

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Company has applied the following revised or new IFRS accounting standards that were issued and effective January 1, 2019:

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract that contains a lease arrangement. The Company adopted IFRS 16 effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

IFRS 16 introduces significant accounting changes to the lessee by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset (“ROU asset”) and a lease liability at the commencement of the lease for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

In applying IFRS 16 for all leases, except as noted above, the Company (i) recognizes the ROU asset and lease liabilities in the consolidated interim balance sheet, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated interim statement of income (loss); and (iii) separates the total amount of cash paid into a principal and interest portion (included within financing activities) in the consolidated interim statement of cash flows. For short-term leases and leases of low value assets, the Company continues to recognize a lease expense on a straight-line basis.

In transitioning to IFRS 16, the Company reviewed its contracts to identify whether they are a lease or contain a lease arrangement and some contracts were identified as containing leases under IFRS 16. The cumulative effect of the changes made to the consolidated January 1, 2019 balance sheet for the adoption of IFRS 16 was an increase to property plant and equipment by $6,254 and lease liabilities by $5,962. The weighted average discount rate for lease liabilities initially recognized on adoption of IFRS 16 was 5.6%.

The following is a reconciliation of the operating lease commitments as at December 31, 2018 to the recognized lease liabilities as at January 1, 2019:

Operating lease commitments as at December 31, 2018	4,813
Leases with a lease term of 12 months or less and low value	(414)
Leases identified in existing service and supply contracts	2,144
Effect from discounting	(581)
Lease liabilities due to initial application of IFRS 16 as at January 1, 2019	5,962

New Accounting Policy for Leases Under IFRS 16

The Company assesses whether a contract is a lease or contains a lease, at the inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the exception of short-term and low value leases, which are recognized on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement date, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset and is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property, plant, and equipment, and the lease liability is included in debt in the consolidated interim balance sheet (Note 13b).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

4.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Copper contained in concentrate	86,667	95,685	151,313	161,828
Molybdenum concentrate	8,511	4,834	17,448	9,848
Silver (Note 14)	1,081	1,229	2,093	2,169
Price adjustments on settlement receivables	(2,612)	(803)	(1,405)	(4,108)
Total gross revenue	93,647	100,945	169,449	169,737
Less: Treatment and refining costs	(7,126)	(6,672)	(12,654)	(11,285)
Revenue	86,521	94,273	156,795	158,452

5.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Site operating costs	66,694	57,671	122,124	106,548
Transportation costs	4,630	4,529	7,918	7,358
Changes in inventories of finished goods	(3,989)	813	(8,035)	(154)
Changes in inventories of ore stockpiles	540	(5,007)	413	(1,111)
Insurance recovery	-	-	-	(4,000)
Production costs	67,875	58,006	122,420	108,641
Depletion and amortization	30,138	17,955	50,322	32,735
Cost of sales	98,013	75,961	172,742	141,376

Site operating costs include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

During the three and six months ended June 30, 2019, the Company recorded an impairment of $3,421 and $1,867, respectively, to adjust the carrying value of ore stockpile inventories to net realizable value, of which $1,199 and $700, respectively is recorded in depletion and amortization.

During the six months ended June 30, 2018, the Company recognized an insurance recovery of $4,000 (75% basis) related to the Cariboo region wildfires in 2017.

6.	DERIVATIVE INSTRUMENTS

During the six months ended June 30, 2019, the Company purchased copper put option contracts for 15 million pounds of copper with maturity dates ranging from February to April 2019, at a strike price of US$2.80 per pound, at a total cost of $851.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Realized loss on copper put options	284	993	851	2,301
Unrealized gain on copper put options	(276)	(987)	-	(2,152)
	8	6	851	149

7.	FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest expense	8,559	7,889	16,812	15,699
Finance expense – deferred revenue (Note 14)	1,038	1,241	2,077	2,142
Accretion on PER	451	603	901	1,203
	10,048	9,733	19,790	19,044

8.	INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Current expense	298	490	408	490
Deferred expense (recovery)	(8,423)	2,092	(15,349)	(1,986)
	(8,125)	2,582	(14,941)	(1,496)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

9.	OTHER FINANCIAL ASSETS

	June 30, 2019	December 31, 2018
Current:
Marketable securities (Note 10)	781	3,581
	781	3,581
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	32,558	31,480
Restricted cash	7,500	7,500
	42,458	41,380

Marketable securities at December 31, 2018 include an investment in Yellowhead, which was carried at a fair value of $2,810 at December 31, 2018 (Note 10).

10.	YELLOWHEAD ACQUISITION

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for approximately 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. The acquisition closed on February 15, 2019.

The total purchase consideration was calculated as follows:

Fair value of common shares issued (17,300,385 shares at $0.73 per share)	12,630
Fair value of previously held investment in Yellowhead	3,365
Acquisition related costs	271
16,266

The Company has incurred acquisition costs totaling $271 for legal and other fees, which have been included in the purchase price consideration.

Prior to the acquisition, the Company held a 21% equity interest in Yellowhead. This investment was previously accounted for as a FVOCI financial asset and was remeasured to its fair value of $3,365 based on the trading price of its common shares on the acquisition date, and that amount was included as part of the purchase consideration.

Yellowhead had cumulative tax pools of approximately $57,000 comprised of non-capital losses and resource deductions at the date of acquisition. A full valuation allowance was provided against the deferred tax assets arising from these tax pools due to uncertainty over the timing of their potential utilization.

The acquisition has been accounted for as an asset acquisition and accordingly, the purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the purchase price:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Cash and cash equivalents	187
Accounts receivable and other assets	14
Reclamation deposits	85
Property, plant and equipment	16,240
Accounts payable and other liabilities	(260)
16,266

Yellowhead is in the development stage and does not generate revenues. Yellowhead project related expenditures were $259 for the period since acquisition and are expensed as exploration and evaluation costs.

11. INVENTORIES

	June 30, 2019	December 31, 2018
Ore stockpiles	8,550	8,532
Copper contained in concentrate	11,586	3,166
Molybdenum concentrate	164	549
Materials and supplies	26,904	26,739
	47,204	38,986

12. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2019:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Net book value beginning of period	834,887	821,287
Additions:
Gibraltar capital expenditures (including capitalized stripping costs)	5,846	16,901
Florence Copper development costs	3,687	6,921
Aley development costs	58	161

Other items:
Right of use assets (Note 3)	1,256	9,446
Rehabilitation costs asset	6,345	4,617
Yellowhead acquisition (Note 10)	-	16,240
Disposals	(776)	(1,739)
Foreign exchange translation	(3,304)	(6,643)
Depletion and amortization	(31,091)	(50,283)
Net book value at June 30, 2019	816,908	816,908

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

During the three and six months ended June 30, 2019, the Company capitalized stripping costs of $2,290 and $11,058, respectively. Additions to Gibraltar capital expenditures in the three and six month periods also includes $277 and $1,061 of non-cash depreciation on mining assets related to capitalized stripping, respectively.

Depreciation related to the right of use assets for the three and six months period ended June 30, 2019 was $1,169 and $1,931, respectively.

13. DEBT

	June 30, 2019	December 31, 2018
Current:
Lease liabilities (b)	7,308	6,506
Secured equipment loans (c)	4,867	3,350
Lease related obligations (d)	1,778	-
	13,953	9,856
Long-term:
Senior secured notes (a)	318,977	331,683
Lease liabilities (b)	8,677	7,604
Secured equipment loans (c)	15,793	6,338
Lease related obligations (d)	10,382	-
	353,829	345,625
Total debt	367,782	355,481

(a) Senior Secured Notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

(b) Lease Liabilities

Lease liabilities includes the Company’s outstanding lease liabilities under IFRS 16.

(c) Secured Equipment Loans

In May 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $13,875. The loan bears interest at an annual rate of 5.2%, is secured by existing mining equipment at the Gibraltar Mine and is repayable in monthly installments with a final maturity date of May 6, 2024. A portion of the proceeds of the loan were used to repay an existing equipment loan of $1,362 and the remaining funds are available for general working capital purposes.

(d) Lease Related Obligations

In June 2019, Gibraltar entered into a sale leaseback transaction on some equipment, with the Company’s share of proceeds being $12,161. The lease has a term of 54 months. At the end of the lease, the Company can either re-lease the equipment, purchase the equipment at fair market value or return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months. A portion of the proceeds of the financing were used to settle an equipment lease early in the amount of $2,451 and the remaining funds are available for general working capital purposes.

(e) Debt Continuity

The following schedule shows the continuity of total debt for the first six months of 2019:

Total debt as at December 31, 2018	355,481
Lease additions on initial application of IFRS 16 (Note 3)	5,962
Lease additions	3,900
Equipment loan proceeds	13,875
Lease related obligations on sale leaseback transaction	12,161
Lease liabilities and equipment loans repayments	(10,869)
Unrealized foreign exchange gain	(13,915)
Amortization of deferred financing charges	1,187
Total debt as at June 30, 2019	367,782

14. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The following table summarizes changes in deferred revenue:

Balance at December 31, 2018	43,274
Finance expense (Note 7)	2,077
Amortization of deferred revenue	(1,953)
Balance at June 30, 2019	43,398

15. EQUITY

(a)  Share Capital

Common shares (thousands)
Common shares outstanding at January 1, 2019	228,431
Issued to acquire Yellowhead (Note 10)	17,300
Exercise of share options	463
Common shares outstanding at June 30, 2019	246,194

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)  Share Purchase Warrants

At June 30, 2019, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share and with an expiry date of April 1, 2020.

(c)  Share-Based Compensation

	Options (thousands)	Average price
Outstanding at January 1, 2019	10,337	1.64
Granted	4,612	0.75
Exercised	(463)	0.38
Cancelled/forfeited	(84)	1.84
Expired	(3,502)	2.11
Outstanding at June 30, 2019	10,900	1.13
Exercisable at June 30, 2019	7,327	1.17

During the six month period ended June 30, 2019, the Company granted 4,611,500 (2018 – 1,694,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.75 per common share over a five year period. The total fair value of options granted was $1,891 (2018 – $2,474) based on a weighted average grant-date fair value of $0.41 (2018 – $1.46) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Six months ended June 30, 2019
Expected term (years)	5
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.8%
Weighted-average fair value per option	$0.41

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2019	2,328	1,210
Granted	682	875
Settled	-	(410)
Outstanding at June 30, 2019	3,010	1,675

During the six month period ended June 30, 2019, 682,000 DSUs were issued to directors (2018 - 385,000) and 875,000 PSUs to senior executives (2018 – 400,000). The fair value of DSUs and PSUs granted was $1,696 (2018 - $2,982), with a weighted average fair value at the grant date of $0.78 per unit for the DSUs (2018 - $2.86 per unit) and $1.33 per unit for the PSUs (2018 - $4.70 per unit).

Share based compensation expense (recovery) is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Share options	462	353	1,160	1,531
Performance share units	253	159	507	316
Change in fair value of deferred share units	(271)	(281)	564	(2,455)
	444	231	2,231	(608)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2019 are presented in the following table:

Remainder of 2019	2,089
2020	5,595
2021	5,300
2022	883
2023	-
2024 and thereafter	-
Total operating commitments	13,867

As at June 30, 2019, the Company had outstanding capital commitments of $404 (At December 31, 2018: $298).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar, in which it holds a 75% interest. As a result, the Company has effectively guaranteed Cariboo’s 25% share of this debt which amounted to $13,872 as at June 30, 2019.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Change in non-cash working capital items
Accounts receivable	2,064	(3,840)	8,904	2,519
Inventories	(2,577)	(4,848)	(8,218)	(3,342)
Prepaids	(1,476)	(1,586)	(1,171)	(1,005)
Accounts payable and accrued liabilities	(89)	375	(3,874)	(500)
Interest payable	(51)	(142)	(37)	24
Income tax payable	(887)	(817)	(887)	(1,167)
	(3,016)	(10,858)	(5,283)	(3,471)

18. RELATED PARTY TRANSACTIONS

(a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $7 and $20 for the three and six month period ended June 30, 2019.

For the three month period ended June 30, 2018, the Company incurred total costs of $378 in transactions with HDSI. Of these, $153 related to administrative, legal, exploration and tax services, $155 related to reimbursements of office rent costs, and $70 related to director fees for two Taseko directors who are also principals of HDSI.

For the six month period ended June 30, 2018, the Company incurred total costs of $730 in transactions with HDSI. Of these, $280 related to administrative, legal, exploration and tax services, $310 related to reimbursements of office rent costs, and $140 related to director fees for two Taseko directors who are also principals of HDSI.

 (b)  Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended June 30, 2019, management income for $293 (Q2 2018: $290) and reimbursable compensation expenses and third party costs of $16 (Q2 2018: $12) were charged to Cariboo.

For the six month period ended June 30, 2019, management income for $583 (2018: $582) and reimbursable compensation expenses and third party costs of $39 (2018: $46) were charged to Cariboo.

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes is $320,101 and the carrying value is $318,977 at June 30, 2019. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total

June 30, 2019
Financial assets designated as FVOCI
Marketable securities	781	-	-	781
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	32,558	-	-	32,558
	33,339	-	2,400	35,739
December 31, 2018
Financial assets designated as FVOCI
Marketable securities	3,581	-	-	3,581
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	31,480	-	-	31,480
	35,061	-	2,400	37,461

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2019.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.46% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs. At June 30, 2019 the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - unaudited)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30, 2019
Copper increase/decrease by US$0.27/lb.[1]	5,254

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At June 30, 2019, 15 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2019 of CAD/USD 1.3087 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.